Mail Stop 4561

February 15, 2006

A.A. McLean III
Executive Vice President and Chief Financial Officer
World Acceptance Corporation
108 Frederick Street
Greenville, South Carolina 29607

RE:	World Acceptance Corporation
Form 10-K for Fiscal Year Ended March 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2005
File No. 0-19599

Dear Mr. McLean,

	We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments in future filings.
In your response, please indicate your intent to include the requested revision in future filings and provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2005
Item 1. Description of Business
Expansion, page 1

1. Please revise to disclose whether your acquisitions are from independent third parties or related parties. Also, revise here and in the footnotes to the financial statements to discuss how you determine the fair value of acquired assets and liabilities.

2. Please revise here and in the footnotes to the financial statements to discuss how you determine whether to account for an acquisition as a business combination or an asset acquisition.

Item 8. Financial Statements and Supplementary Data, page 22

3. Please revise to present the aggregate amount of goodwill as a separate line item in your consolidated balance sheet. Refer to paragraph 43 of SFAS 142.

Note (1) Summary of Significant Accounting Policies
Loans and Interest Income, page 27

4. We note that unamortized income and costs are recognized in income at the time that loans are renewed or paid in full. Please revise to disclose how you determine whether to account for a refinancing or renewal as a new loan or as a continuation of the original loan. Refer to EITF 01-7.

5. Please revise to disclose your accounting policy for recognizing the stated interest rate of the loan into interest income. Also, specifically tell us if you use the rule of 78`s to recognize interest income for any of your loans. Refer to EITF Topic D-10.

6. Please tell how the collection method is different from the level yield method. For the periods presented, please quantify for us the income statement affect for the difference between the collection method and the level yield method for recognizing unearned interest.

Allowance for Loan Losses, page 27

7. For the periods presented, please quantify for us the amount of subsequent charge-off`s related to acquired loans and tell us specifically how they affected your balance sheet and income statement. Please cite the specific authoritative guidance on which you rely for your accounting policy.

Intangible Assets, page 28

8. Please revise to disclose how you determined the useful life of acquired customer lists was nine years, including the specific characteristics of your customer relationships that support that life. We note the average loan life for your company is nine months.
Refer to paragraph 11 of SFAS 142.

9. Please revise to disclose the following regarding your goodwill impairment policies:

* how many separate reporting units you have;
* the names of those reporting units;
* how you identified your reporting units;
* how you assessed whether components of an operating segment have similar economic characteristics and should be aggregated and deemed a single reporting unit;
* for each reporting unit identified, which method (income, market value, or cost) you use to determine fair value; and
* why you use that method.

Refer to paragraphs 23-25 and 30 of SFAS 142.

Form 10-Q for the Quarterly Period Ended September 30, 2005

10. We note you adopted SOP 03-3 on April 1, 2005. Please tell us in detail how you applied the accounting guidance in SOP 03-3 to your acquisitions made in fiscal year 2006. Provide similar disclosures in future filings.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments, indicate your intent to include the requested revisions in future filings, provide us with your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant

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A.A. McLean III
World Acceptance Corporation
February 15, 2006
Page 4